HealthCor Management, L.P.
152 West 57th Street, 47th Floor
New York, NY 10019
Tel:  212-622-7726
Fax:  212-622-7869

    February 1,2008

    Trimeris, Inc.
    3500 Paramount Parkway
    Morrisville, NC 27560

    Attn:   Members of the Board of Directors:
            Felix J. Baker
            Julian C. Baker
            Stephen R. Davis
            Martin Mattingly
            Barry D. Quart
            Kevin C. Tang

Dear Gentlemen:

       We have made several attempts to reach Mr. Julian Baker by telephone this week but Mr. Baker did not return our phone calls. We are, therefore, writing to set forth our views as the largest shareholder of Trimeris, Inc. ("TRMS" or the "Company").

       In our letter dated August 13, 2007 to you, we expressed our view that the Company should: (i) cease its clinical development activities and eliminate related expenses, and (ii) consider strategic alternatives such as a sale of the business in order to maximize shareholder value.

       On December 10, 2007, the Company issued a press release announcing a plan to reduce the Company's workforce and wind down the research and development activities of TRMS. The press release further announced that the Company will evaluate a "full range of options for maximizing shareholder value, including strategic transactions."

       The Company's plans, however, only partially address our concerns. Although we are very supportive of the cost reduction initiatives, we note that the continued development of TRI-1144 is an expensive proposition and one that we would like to follow closely. We have significant expertise in this area.

       In addition, the Company has not addressed our concerns relating to a sale of the business. As we have mentioned during the course of our conversations with Mr. Baker and Mr. Martin Mattingly, the newly appointed CEO of the Company, we are not in favor of strategic transactions other than those involving a sale of the business. In particular, we recognize that TRMS has significant cash assets but we do not want this cash to be risked in making acquisitions. Rather, the cash should be returned to the owners of the business
- the shareholders - through a dividend or in the context of a sale transaction.


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       Given the importance of the decisions that face TRMS and their potential dramatic impact on shareholder value, we feel it is imperative that we have representation on the TRMS board of directors as soon as possible. Our representatives would be committed to a prompt and full exploration of strategic alternatives, in the interest of maximizing value for all shareholders. We propose to have two members of our firm, Arthur Cohen and Evan Sturza, serve in such capacity. Attached is a brief biography of Mr. Cohen and Mr. Sturza.

       We appreciate your prompt response to our request.


       Sincerely,

       HealthCor Management, L.P.

       By:  HealthCor Associates, LLC, its general partner

       /s/ Joseph P. Healey                       /s/ Arthur B. Cohen
       ---------------------------------          ------------------------------
       By:    Joseph P. Healey                    By:   Arthur B. Cohen
              Co-Chief Executive                        Co-Chief Executive
              Officer                                   Officer Portfolio
              Portfolio Manager                         Manager

ARTHUR B. COHEN, 45, PORTFOLIO MANAGER, is a founder of, and Portfolio Manager at, HealthCor. Prior to establishing HealthCor in September 2005, Mr. Cohen acted as a Portfolio Manager for SAC Capital from January 2000 until March 2005. From 1995 until 2000, Mr. Cohen was responsible for healthcare investments as a Managing Director at Tiger Management, and from 1993 to 1995, he was employed as an Investment Officer at J&W Seligman. Mr. Cohen was also employed as a Vice President at the Bank of New York from 1991 until 1993 and was an Assistant Portfolio Manager of the M.S.B. Fund from 1987 to 1991. Mr. Cohen is a Chartered Financial Analyst.

Mr. Cohen graduated from the University of Virginia in 1983 with a B.A. degree in Commerce and received his M.B.A. in Banking and Finance from Hofstra University in 1986.

EVAN STURZA, 45, SENIOR RESEARCH ANALYST - HEALTHCARE AND LIFE SCIENCES, joined HealthCor in 2007. From 1998 to 2006, Mr. Sturza was the founder, general partner and chief portfolio strategist of Ursus Capital, a biotechnology-focused hedge fund based in New York. From 1993 to 2006, Mr. Sturza founded and was the president of Sturza's Institutional Research, Inc., a boutique equity research firm focused on the healthcare industry that provided services to several hundred hedge fund and institutional clients. From 1991 to 2006, he was also the founder and president of Taurus Littrow Publishing, Inc. which issued a weekly healthcare publication for retail investors and the medical community that utilized a network of over 1,200 medical doctors and other healthcare professionals for research.

Mr. Sturza graduated from Northeastern University with a B.S. in Accounting in 1985 and received an M.B.A. degree in Finance and Entrepreneurship from the Wharton School of Business, University of Pennsylvania, in 1991.